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SEC 09056707 OMMISSION

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SEC FILE NUMBER
8-66088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schottenfeld Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Searing (212) 300-2229
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Searing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Schottenfeld Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer

Title

Notary Public

DIONNE PLUMMER
Notary Public, State of New York
No. 01PL6156513
Qualified in Bronx County
Commission Expires Nov. 27, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SCHOTTENFELD GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schottenfeld Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Schottenfeld Group LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2009

SCHOTTENFELD GROUP LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 16,928
Due from broker	41,589,573
Securities owned, fair value	6,146,737
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $2,197,361	686,976
Due from affiliate	568,160
Other assets	298,243
	$ 49,306,617
Liabilities	
Securities sold short, at fair value	$ 5,877,939
Compensation payable	4,931,534
Accounts payable and accrued expenses	1,570,919
Deferred rent payable	136,799
Equipment leases payable	28,517
	12,545,708
Commitments	
Subordinated Loan Payable	3,000,000
Members' Capital	33,760,909
	$ 49,306,617

See notes to statement of financial condition

SCHOTTENFELD GROUP LLC

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Schottenfeld Group LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker/dealer in June 2004. The Company trades securities for its own account and provides commission based agency services to its institutional clients, including certain related parties as described in Note E. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

[2] Valuation of securities:

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Marketable equity securities and options owned and sold short are classified within Level 1 of the fair value hierarchy. Such securities are actively traded on securities exchanges and are valued at quoted prices. At December 31, 2008 the Company also held warrants of two issuers which are valued at zero as the underlying stock price was less than the warrant exercise price.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Due from broker:

Due from broker includes cash balances with Goldman Sachs Execution and Clearing, L.P. ("GSEC") and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2008. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1 million.

[4] Revenue recognition:

Commission income and expense, related clearing expenses and all securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

[5] Equipment and improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the estimated useful life of the assets or the lease period.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

NOTE B - FAIR VALUE OF SECURITIES

The following are the Company's investments owned and sold short by level within the fair value hierarchy at December 31, 2008:

	Fair Value	Fair Value Hierarchy
Assets		
Equity securities owned	$ 5,936,279	Level 1
Options	210,456	Level 1
Liabilities		
Securities sold short	$ 5,837,864	Level 1
Options	40,075	Level 1

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $33,570,289 which was $33,131,369 in excess of its required net capital of $438,920. The Company's net capital ratio was 0.20 to 1.

NOTE D - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of the beginning of the year of adoption.

The members do not expect that adoption of FIN 48 will result in a material impact on the Company's members' capital. However the members' conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

NOTE E - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an affiliate, Schottenfeld Qualified Associates, L.P. ("SQA"), which is managed by an affiliate controlled by one of the members of the Company. During the year ended December 31, 2008, the Company earned $582,617 in commissions for brokerage services provided to SQA.

The Company has engaged the services of Roadrunner Capital Partners LLC ("Roadrunner"), a commonly controlled affiliate to manage certain of its assets in connection with the Company's proprietary securities trading activities. As of December 31, 2008, the Company owed $1,121,814 to Roadrunner in connection with these services, which amount is included as part of compensation payable.

Roadrunner is the lessee and obligor on the premises lease for the office facilities occupied by the Company. Although no formal arrangement exists between the Company and Roadrunner, the Company has borne all of the lease costs incurred by Roadrunner for the year ended December 31, 2008. Required security deposits were also funded by the Company and are reflected as due from affiliate. Roadrunner is also the lessee of certain telecommunications equipment used by the Company.

(See Note G - Lease Commitments and Deferred Rent)

NOTE F - EQUIPMENT AND IMPROVEMENTS

At December 31, 2008, furniture, equipment and improvements consisted of:

	Cost (1)	Estimated Lives
Office equipment, furniture and fixtures	$ 487,245	3 to 5 years
Telecommunications equipment	1,174,191	5 years
Leasehold improvements	1,222,901	Lease term
	2,884,337	
Accumulated depreciation and amortization	(2,197,361)	
	$ 686,976	

(1) Office equipment and leasehold improvements are recorded at cost, including $742,795 transferred from affiliates as part of members' capital contributions in prior years. Telecommunications equipment includes $237,395 representing capitalized lease costs.

NOTE G - LEASE COMMITMENTS AND DEFERRED RENT

As described in Note E, as the primary user of certain office facilities and equipment, the Company has borne the costs for the year ended December 31, 2008 of certain lease arrangements of its affiliate, Roadrunner. The future minimum lease payments due under these operating and capital leases are as approximately follows:

Year Ending December 31,	Operating Lease	Capital Leases
2009	$ 960,000	$ 29,000
2010	157,000	
Total minimum lease payments	$ 1,117,000	$ 29,000

The capital leases require monthly payments over a 60-month term ending July 2009 and include interest at the annual rate of 8.5%.

The office facilities lease expires on February 27, 2010 and provides for a 3-month period during which no payments of rent were required. The difference between rent expense incurred and rent paid is recorded as deferred rent. In addition, the lessor contributed approximately $408,000 towards the cost of initial alterations, which amount was recorded as deferred rent. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term and the total amount of deferred rent is amortized over the lease term.

The Company receives certain facilities usage fees from third parties sharing the office facilities. Following are the approximate minimum fees to be received by the Company based on formalized usage fee arrangements in place as of December 31, 2008:

2009	$ 468,000
2010	78,000
	$ 546,000

SCHOTTENFELD GROUP LLC

Notes to Statement of Financial Condition
December 31, 2008

NOTE H - SUBORDINATED LOAN PAYABLE

The subordinated loan payable at December 31, 2008 consists of borrowings from Goldman Sachs Credit Partners L.P., an affiliate of the Company's correspondent broker, under a subordinated loan agreement. The $3,000,000 loan bears interest at the rate of prime plus 2 percent and is due August 31, 2009. The subordination agreement has been approved by the Financial Industry Regulatory Authority and is available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid and repayment is subordinate to the claims of all creditors arising out of any matter occurring prior to the maturity date.

NOTE I - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Company enters into transactions in various financial instruments including derivatives held or issued for trading purposes. These transactions include securities sold short and the purchase and writing of equity and index option contracts which subject the Company to market risk and credit risk.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Securities sold short represent obligations of the Company to deliver the underlying securities sold. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. The Company's ultimate obligation on open short positions or written option contracts may exceed the amount recognized in the statement of financial condition.

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

The Company keeps a portion of its cash with a major bank. The account balances may exceed the FDIC insurance limit.

NOTE J - SUBSEQUENT EVENTS

In January and February 2008, certain members withdrew capital totaling $1,695,000.